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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of      March 1           , 2004.
                 -----------------------    --

Commission File Number
                      ----------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  /X/     Form 40-F  / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ----------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            .
                                    ----------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   DOMAN INDUSTRIES LIMITED
                                              ----------------------------------
                                                         (Registrant)

                                                     /s/ Philip G. Hosier

 Date             March 1, 2004                 By -----------------------------
      ---------------------------------                     (Signature)*
                                                          Philip G. Hosier
                                                       Vice President, Finance
---------------------
* Print the name and title under the signature of the signing officer.

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                [LOGO]             DOMAN INDUSTRIES LIMITED
                                   435 TRUNK ROAD
                                   DUNCAN, BRITISH COLUMBIA
                                   CANADA, V9L 2P9

                                   TELEPHONE:   (250) 748-3711
                                   FACSIMILE:   (250) 748-6045


                             N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED
                            ------------------------

FOR IMMEDIATE RELEASE

FEBRUARY 27, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that it has submitted an application to the Court seeking an extension of its stay of proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT to April 5, 2004. As announced on February 26, 2004, the extension would permit the Company to continue its efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders and to allow time for the International Forest Products Limited ("Interfor") proposal to be further developed. The application will be heard on Tuesday, March 2, 2004.

A copy of the term sheet submitted by the unsecured noteholder group to Court is available on the Company's website at www.domans.com and on Sedar at
                                      --------------
www.sedar.com under the Company's name. A copy of the term sheet submitted by
-------------
Interfor is also available on the Company's website.

The Company also announces that its counsel has today received a letter from Bennett Jones LLP, counsel to certain unsecured noteholders, in which Bennett Jones states that "significantly more than 50% of the holders of Doman unsecured bonds, and likely as much as two-thirds in value of the total" have now reviewed the terms of the Interfor proposal and find it "wholly unacceptable and would be opposed (including by way of negative vote pursuant to a CCAA Plan of Arrangement)".

Also, although the Company is continuing its efforts to identify an independent restructuring plan for Port Alice, the Company has been advised by the same unsecured noteholder group that in any restructuring plan, the Port Alice Mill will be shut down. In the event that occurs, further application to Court will need to be made to amend the claims process order issued on February 21, 2003 to include claims for Port Alice.

The unsecured noteholder group have also advised that they will not support any restructuring plan that provides value to existing shareholders.

Notwithstanding the foregoing communication from the unsecured noteholder group, the Company intends to continue discussions with both the unsecured noteholder group and Interfor with a view to developing a consensual restructuring plan for presentation to Doman's unsecured creditors.

Market conditions continue to improve for lumber and pulp products produced by the Company.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:      MICHAEL FITCH (604) 631-4779 OR
                                      P.G. HOSIER (604) 665-6231

                            DOMAN INDUSTRIES LIMITED

                          MATERIAL CHANGE REPORT UNDER

         SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
            THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                 SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                       SECURITIES ACT (QUEBEC) SECTION 73
            THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
               SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                 SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1.      REPORTING ISSUER

             Doman Industries Limited ("Doman" or the "Company")
             3rd Floor, 435 Trunk Road
             Duncan, British Columbia
             V9L 2P9

ITEM 2.      DATE OF MATERIAL CHANGE

             February 26, 2004 in respect of the proposal from International Forest Products Limited ("Interfor").

             February 27, 2004 in respect of the response from the unsecured noteholder group to the Interfor proposal.

ITEM 3.      PRESS RELEASE

             The first press release was disseminated in Vancouver via Canada Newswire on February 26, 2004 and the second press release was disseminated in Vancouver via Canada Newswire on February 27, 2004.

ITEM 4.      SUMMARY OF MATERIAL CHANGE

             The Company announced on February 26, 2004 that a proposal to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations has been presented to Doman by Interfor.

             The Company announced on February 27, 2004 that it has received a response to the Interfor proposal from the unsecured noteholder group.

ITEM 5.      FULL DESCRIPTION OF MATERIAL CHANGE

             PRESS RELEASE DATED FEBRUARY 26, 2004

             The Company announced on February 26, 2004 that a proposal to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations has been presented to Doman by Interfor. The proposal is subject to due diligence, regulatory approval and final creditor approval. Discussions with Interfor leading to the proposal being presented to Doman were undertaken and supervised by Doman's Special Committee.

             Intefor's proposal, if finalized in its currently proposed form, may provide a comprehensive solution to Doman's restructuring needs. Accordingly, Doman intends to make an application to the Court on Tuesday, March 2, 2004 seeking an extension of its stay of proceedings under the Companies' Creditors Arrangement Act to allow time for the proposal to be further developed, and to continue with its existing efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders.

             During the proposed extension period, Doman will attempt to perfect the Interfor proposal and will also continue to work with the unsecured noteholder group to develop a restructuring plan based on the unsecured noteholder group term sheet. The Company intends to continue discussions with both the unsecured hoteholder group and Interfor with a view to developing a consensual restrusturing plan for presentation to Doman's unsecured creditors.

             The Company is also continuing its efforts to identify an independent restructuring plan for the Port Alice Pulp Mill, to allow the continued operation of that Mill.

             Under Interfor's proposed plan, Interfor would acquire four of Doman's coastal sawmills, including its remanufacturing plant, and certain timerlands and forest tenures, representing an annual allowable cut of approximately 2.7 million cubic metres. In return, Doman would receive C$280 million in cash to repay in full the monies owed to its secured noteholders. Doman's existing shareholders would be eligible to receive Interfor Class A shares in exchange for their existing Doman shares representing approximately 850,000 Interfor shares.

             Under Interfor's proposed plan, the restructured Doman would retain the balance of Doman's existing wood products business and the Company's pulp operations. In addition, Interfor would lend restructured Doman C$25 million to fund working capital requirements. Restructured Doman would emerge as a smaller, integrated forest products company with no long-term debt, other than the loan from Interfor and certain notes proposed for the unsecured creditors.

             If the plan proposed by Interfor was approved by Doman's unsecured creditors and the Court, Doman's unsecured creditors would receive:

             - securities in a restructured Doman which could include notes and 90% of the equity

             -   Interfor warrants worth C$25 million

             - an opportunity to participate on a priority basis in an Interfor equity offering.

             PRESS RELEASE DATED FEBRUARY 27, 2004

             The Company announced on February 27, 2004 that it has submitted an application to the Court seeking an extension of its stay of proceedings under the Companies' Creditors Arrangement Act to April 5, 2004. As announced on February 26, 2004, the extension would permit the Company to continue its efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders and to allow time for the Interfor proposal to be further developed. The application will be heard on Tuesday, March 2, 2004.

             The Company also announces that its counsel has today received a letter from Bennett Jones LLP, counsel to certain unsecured noteholders, in which Bennett Jones states that "significantly more than 50% of the holders of Doman unsecured bonds, and likely as much as two-thirds in value of the total" have now reviewed the terms of the Interfor proposal and find it "wholly unacceptable and would be opposed (including by way of negative vote pursuant to a CCAA Plan of Arrangement)".

             Also, although the Company is continuing its efforts to identify an independent restructuring plan for Port Alice, the Company has been advised by the same unsecured noteholder group that in any restructuring plan, the Port Alice Mill will be shut down. In the event that occurs, further application to Court will need to be made to amend the claims process order issued on February 21, 2003 to include claims for Port Alice.

             The unsecured noteholder group have also advised that they will not support any restructuring plan that provides value to existing shareholders.

             Notwithstanding the foregoing communication from the unsecured noteholder group, the Company intends to continue discussions with both the unsecured noteholder group and Interfor with a view to developing a consensual restructuring plan for presentation to Doman's unsecured creditors.

             Market conditions continue to improve for lumber and pulp products produced by the Company.

             A copy of the term sheet submitted by the unsecured noteholder group to Court is available on the Company's website at www.domans.com and on Sedar at www.sedar.com under the Company's name. A copy of the term sheet submitted by Interfor is also available on the Company's website and is attached as Exhibit A.

             THIS DOCUMENT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ITEM 6.      RELIANCE ON SECTION 85(2) OF THE ACT

             Not applicable.

 ITEM 7.     OMITTED INFORMATION

             Not applicable.

 ITEM 8.     SENIOR OFFICERS:

             The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

             Philip G. Hosier,
             Vice President, Finance
             (604) 665-6200

 ITEM 9.     STATEMENT OF SENIOR OFFICER:

             The foregoing accurately discloses the material change referred herein.

             DATED at Vancouver, B.C. as of the 27th day of February, 2004.


                                                  DOMAN INDUSTRIES LIMITED


                                        By:           "PHILIP G. HOSIER"
                                              ----------------------------------
                                              Name:  Philip G. Hosier
                                              Title: Vice President, Finance

                                   EXHIBIT A

                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004


PARTIES:           International Forest Products Limited ("Interfor")
                   Doman Industries Limited and certain other companies in the Doman Group ("Doman")

FORM: A Plan of Arrangement (the "Plan") to be undertaken pursuant to the Companies Creditors' Arrangement Act (Canada) and to involve certain members of the Doman Group, including Doman affiliates.

INERFOR SHARE      Under the Plan, all existing common, non-voting and preferred
EXCHANGE           shareholders of Doman will have the option to exchange (the
OPTION:            "Exchange Option") their Doman shares ("Doman Shares") for
                   Class "A" subordinate voting shares in Interfor ("Interfor
                   Shares") as follows:
                       -   Class A common and Class B non-voting shareholders
                           may exchange each 100 Doman shares for one Interfor
                           Share (total available Interfor Shares approximately
                           424,000)
                       -   Preferred shareholders may exchange each 3.02
                           oreferred shares for one Interfor Share (total
                           available Interfor Shares approximately 424,000)

NEW DOMAN          Under the Plan, Doman will reorganize its authorized share
SHARE EXCHANGE:    capital to create a new class of voting common shares ("New
                   Doman Shares"). Subsequent to the Exchange Option, all Doman
                   Shares (including those acquired by Interfor under the
                   Exchange Option) will be exchanged for New Doman Shares as follows:
                       -   ( ) Class A common and Class B non-voting Doman
                           Shares for one New Doman Share, and
                       -   ( ) Doman preferred shares for one New Doman Share.
                   The New Doman Shares exchanged for Doman Shares will
                   represent 10% of the equity of restructured New Doman.

                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004

ACQUIRED ASSETS:   Under the Plan, Interfor will purchase the following
                   selected solid wood assets and rights (the "Purchased
                   Assets"):
                       -  TFL 6 AND 19, FL 19231, and Timber Licenses within the
                          TFL's and adjacent to FL (the "Purchased Tenures").
                       -  All private timberlands.
                       -  4 sawmills and the remanufacturing plant.
                       -  Selected surplus properties.
                       -  The Timberwest log supply agreement
                   The Purchased Assets will include:
                       -  The proportional share of the BCFP (Fletcher-Norske)
                          Chip and Sawlog Agreement;
                       -  A log trading agreement to purchase all of New Doman's
                          Cedar Saw logs;
                       -  Proportionate share of Inventory, amount to be
                          determined in advance;
                       -  75% of any future US quota allocation;
                       -  Compensation with respect to any timber taken from the
                          Purchased Tenures under the Forest Revitalization Act.

                   (A more detailed listing of Purchased Assets is attached in Schedule A)

RETAINED ASSETS:   Under the Plan, the reorganized Doman ("New Doman") will
                   retain the following assets and rights (the "Retained
                   Assets")

                       - The balance of the Forest Licenses, TFL 25 and the balance of the Timber Licenses (the "Retained
                          Tenures")
                       -  2 sawmills, log merchandiser and related equipment
                       -  Pulp assets
                       -  Selected surplus properties
                       - Pulp log agreement with Interfor for an amount to be determined
                   The Retained Assets will include:
                       -  The proportional share of the BCFP (Fletcher-Norske)
                          Chip and Sawlog Agreement;
                       -  Proportional share of Inventories;
                       -  25% of any future US quota allocation;
                       - Compensation with respect to any timber taken from the Retained Tenures;
                       -  Proceeds from any current litigation;
                       - Refund of duty deposits subject to "Duty Refund" provision below.

                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004


CONSIDERATION AND  Under the Plan, Interfor will pay cash of C$280 million,
REPAYMENT OF       which will be used to retire Doman's senior secured debt
SECURED DEBT:      plus accrued interest.

RESTRUCTURING OF   Under the Plan, Doman unsecured note holders and trade
NEW DOMAN:         creditors (the "Creditors") will exchange their claims for securities equal to:
                   1. New Doman Shares equal to a minimum of 90% of the equity of New Doman.
                   2. Up to C$80 million aggregate principal amount of secured notes issued by New Doman with a five-year term, bearing
                      interest at 8% per annum. The notes will be secured by a
                      second charge on all fixed assets.
                   3. Warrants to acquire Interfor Shares valued at C$25
                      million.

WARRANTS:          The warrants of Interfor to be issued to the Creditors will be:
                   1. C$12.5 million worth of Warrants with an exercise price of
                      C$8 and a maturity of 7 years.
                   2. C$12.5 million worth of Warrants with an exercise price of
                      C$10 and a maturity of 10 years.

OPTION TO RECEIVE  Creditors whose proven claims are equal to or less than an
CASH: amount to be determined by Interfor and any such other creditors who elect to reduce the amount of their proven claim to such determined amount, will be provided with the option to have their proven claim (as reduced, if applicable) paid in cash.

NOTE FINANCING:    In order to provide additional cash for New Doman's
                   operations, Interfor will subscribe for a 5 year, C$25
                   million secured note issued by New Doman (the "Interfor
                   Note"). This note will bear interest at prime plus 1%, will rank in priority to all other indebtedness and be secured by the duty deposit and a first charge on selected fixed assets.

RIGHT TO           Interfor will instruct its underwriters to provide Doman
SUBSCRIBE:         Creditors and Doman Shareholders, to the extent possible, a priority right to subscribe to shares in an equity issue of
                   --------
                   Interfor for an amount up to a total of C$70 million, on
                   identical terms to other investors.

                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004


DUTY REFUND:       All amounts received by New Doman as a refund of duties will be employed first to repay the Interfor Note with the balance retained by New Doman. We estimate the duties on deposit to be approximately C$65 million.

STRUCTURE:         The Plan will be structured on a tax effective basis.

BID PROTECTION:    Any Final Agreement will include normal bid protection
                   provisions based on precedent.

CONDITIONS:        Court and creditor approvals
                   Final confirmatory due diligence
                   Final board approval
                   No material adverse change
                   Government and regulatory approvals


                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004

                                   SCHEDULE A

PURCHASED ASSETS

     - Timber tenures (per attached listing), including developed timber in an amount to be determined in advance

     - all equipment, infrastructure, roads, bridges, work in progress, F&E, camps F&B and all related assets

     -    Sawmills:
             Duke Point
             Nanaimo
             Saltair
             Ladysmith

     -    Value-added plant in Chemainus

     - All Land Buildings, Equipment and Inventory associated with and required to operate the Purchased Assets. (Minimum levels of Inventory to be determine)

     - All leases, licenses, dry land sorts, lumber storage facilities and transfer sites associated with all operations being purchased

     -    TimberWest Log supply agreement

     - Surplus properties on a selected basis following confirmatory due diligence

     - A Log Trading Agreement to purchase all of New Doman's cedar sawlogs at market.

                            DOMAN INDUSTRIES LIMITED
                     INTERNATIONAL FOREST PRODUCTS LIMITED
              TERM SHEET FOR THE RESTRUCTURING OF CREDITOR CLAIMS
                               FEBRUARY 26, 2004


LOGGING TENURES

--------------------------------------------------------------------------------
INTERFOR PURCHASE               TOTAL      TAKEBACK       TAKEBACK       TOTAL
------------------------         AAC          M3             %            AAC
TENURE                           M3                                    GROSS KM3
--------------------------------------------------------------------------------
Quatsino          TFL 6       1,337,527     150,000        11.2%       1,187,527
Nootka            TFL 19        880,529      75,760         8.6%         804,769
Strathcona        FL A19231     355,814       0,000         0.0%         355,814
TOTAL CROWN AAC               2,573,870     225,760         8.8%       2,348,110
                             ---------------------------------------------------

All private timberland both inside and outside all TFLs
All Timber Licenses in TFL 6 and 19 and adjacent to FL A19231
--------------------------------------------------------------------------------

RETAINED ASSETS

--------------------------------------------------------------------------------

NEW DOMAN VOLUME
Naka              TFL 25          478,900      130,918       27.3%       347,982
Mid Coast         FL A16845       176,334       76,334       43.3%       100,000
Mid Coast         FL A16847       193,734       78,964       40.8%       114,770
Fraser            FL A19205        33,896       33,896      100.0%         0,000
Soo               FL A19216        58,466       58,466      100.0%         0,000
Sunshine          FL A19228        33,545       33,545      100.0%         0,000
Kingcome          FL A19240        77,333       47,333       61.2%        30,000
                             ---------------------------------------------------
TOTAL CROWN AAC                 1,052,208      459,456       43.7%       592,752
                             ---------------------------------------------------

OTHER REMAINING VOLUME
All Timber licenses not in TFL 6 and 19 and not adjacent to FL A19231
   (estimated AAC volume 80,000)
Pulp Log Supply Agreement (volume to be determined)

--------------------------------------------------------------------------------